Zone Income™ | 6-Year Fact Sheet

CUNA MUTUAL GROUP

Helping control the risks of retirement.



Issue limits

Minimum purchase payment: $10,000

Maximum purchase payment (without prior approval): $999,999

Issue ages: 21–85 for owners, annuitants and covered persons

Plan types: Traditional IRA, Roth IRA, SEP IRA, Non-Qualified

Issuing company for CUNA Mutual Group Zone Income™ Annuity: MEMBERS Life Insurance Company

Customize your investment options

Make allocation decisions at two levels to customize your portfolio. Your risk control account allocations are not an investment in any underlying fund portfolio. Instead, interest and guarantees are based on your contract with MEMBERS Life Insurance Company and its claims-paying ability.

Allocation level: Allocate among four investment options — three risk control options linked to performance of a market index (S&P 500, Russell 2000, MSCI EAFE) or a Declared Rate Account option with a guaranteed fixed rate.

Risk control level: For each index, choose your upside potential and downside protection by allocating between two risk control accounts. The blend between the two accounts determines your "comfort zone."

- **Secure Account** has a declared rate cap and 0% floor.
- **Growth Account** has a higher declared rate cap and -10% floor.

On contract anniversary: Each year you can reallocate between allocation options and between the Secure and Growth Accounts. If you don't reallocate, accounts automatically rebalance on anniversary.

Caps and floors

Allocation option period: 6 years

Rate caps: Declared and guaranteed annually on contract anniversary, based on current market conditions.

Rate floors: Remain the same for life of the contract.

Bailout rate: Set at issue; if the declared rate cap is below the account's bailout rate, you may withdraw risk control account value from that account without penalty during the 30 days following the contract anniversary.

[1] If joint life, use age of younger covered person.

[2] Spousal continuation may affect the GLWB payment available. In certain states, civil union partners or domestic partners, depending on state law, are recognized as spouses to the extent allowed under federal tax law. In New Jersey, partners may continue the contract for up to 5 years. Consult a licensed tax professional for tax advice.

[3] In Connecticut, must wait one year to exercise. In Pennsylvania, waiting period is 90 days after issue for nursing home and 30 days for hospital. In California, no waiting period for facility care, community-based services or home care, and available for full surrender only. Not available in Massachusetts.

[4] In Illinois, Kansas and Washington, life expectancy must be less than 24 months. In Massachusetts and Pennsylvania, life expectancy must be less than 24 months and available for full surrender only. In Connecticut, must wait one year to exercise. Not available in New Jersey.

CUNA Mutual Group Zone Income™ Annuities are issued by
MEMBERS LIFE INSURANCE COMPANY,
a stock life insurance company

Not a deposit • Not guaranteed by any bank or credit union • May lose value
Not FDIC/NCUA insured • Not insured by any federal government agency

Declared rate account interest rate: Declared and guaranteed at the start of the allocation option period, based on current market conditions. Not available in CA, IL, NJ, PA and WA.

Guaranteed lifetime withdrawal benefit (GLWB)

Begin receiving protected lifetime income while still growing your investment.

Covered person(s): Choose single or joint income.

Payment start date: Income can start on the first contract anniversary or the contract anniversary after the youngest covered person reaches age 50, whichever comes later.

Benefit base: The amount on which your protected payment is based. It starts equal to purchase payment and, if contract value is greater than benefit base on the contract anniversary, benefit base "steps up" to equal contract value.

Protected percentage: The base percentage plus an annual increase of 0.40% each anniversary until you start protected payments (for maximum of 10 years). The base percentage is established based on the age of the youngest covered person on the issue date.

Initial Withdrawal Rates increases 0.15% for each age between ages 45–55 and 60–65 (i.e. for single life, 5.95% is the withdrawal % for age 63).

Initial Withdrawal Rates increases 0.10% for each age between ages 55–60 and 70–75 (i.e. for single life, 5.30% is the withdrawal % for age 58).

Initial Withdrawal Rates increases 0.05% for each age between ages 65–70 and 75–80 (i.e. for single life, 6.35% is the withdrawal % for age 67).

Covered person age at issue[1]	Base % single life	Base % joint life
21–44	2.50%	2.00%
45	3.50%	3.00%
50	4.25%	3.75%
55	5.00%	4.50%
60	5.50%	5.00%
65	6.25%	5.75%
70	6.50%	6.00%
75	7.00%	6.50%
80+	7.25%	6.75%

Protected payment: The protected percentage (including increases) as of your start date multiplied by your benefit base.

Payment frequency: Monthly, quarterly, semi-annual or annual payments.

© CUNA Mutual Group

Zone Income™ | 6-Year Fact Sheet

Fees and charges

Contract fee: 0.75% of contract value, assessed as part of daily value calculation (not assessed against declared rate account value).

GLWB fee: 1.00% multiplied by average daily benefit base for the prior year.

Surrender charges: If needs change and you must withdraw early, charges apply to amounts greater than the annual free withdrawal amount.

Year	1	2	3	4	5	6	7+
Surrender charge	9%	9%	8%	7%	6%	5%	0%

Market value adjustment (MVA): Applies to withdrawals greater than the annual free withdrawal amount. May increase or decrease the contract value depending on economic changes since the allocation option start date.

Death benefit

Equal to full contract value without surrender charge or MVA, or the purchase payment adjusted for withdrawals — whichever is larger. Spouse beneficiary may be able to continue the contract.[2]

Withdrawals

Protected payments: Available without surrender charge or MVA and taken from contract value on a pro rata basis from allocation options. Payments are guaranteed for life while your GLWB rider is in effect, even if contract value goes to zero.

Excess withdrawal: Any withdrawal amount during the year which exceeds the total GLWB payment. Includes withdrawals before the GLWB start date and deductions for any surrender charge or MVA. Excess withdrawals proportionally reduce benefit base and death benefit.

Annual free amount: 10% of last anniversary contract value, available annually without surrender charge or MVA. GLWB payments count toward the annual free amount.

Health hardship withdrawals: You have total access to contract value without surrender charge or MVA in certain times of need:

- If confined to nursing home or hospital for 180 consecutive days after issue.[3]
- If diagnosed as terminally ill with life expectancy of less than one year.[4]

Required minimum distributions (RMDs): Available on tax-qualified contracts without surrender charge or MVA only if taken under an automatic withdrawal program.

Important Disclosures

Annuities are long-term insurance products designed for retirement purposes. Many registered annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. Before investing, consider the annuity's investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully. To obtain a prospectus, contact your advisor, log on to cmannuities.com, or call 888.888.3940.

This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor.

All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts, which can fluctuate with changes in market conditions.

Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. Withdrawals may be subject to surrender charges and may also be subject to a market value adjustment (MVA). The range of fees and charges includes a contract fee of 0.75%, GLWB rider fee of 1.00% and surrender charges which range from 0% to 9% during the initial allocation option period.

You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on contract anniversary, subject to a minimum rate cap of 1% and a bailout provision. A bailout rate is set for each risk control account. If the rate cap for a given year is declared below that rate, you may withdraw value from that risk control account without surrender charge or MVA. You'll have 30 days following contract anniversary to make this withdrawal.

There is no guarantee that the S&P 500 Index, Russell 2000 Index or MSCI EAFE Index will be available during the entire time you own your contract. We reserve the right to add, delete or substitute an index. If we substitute an index, the performance of the new index may differ from the original index. This, in turn, may affect the performance of your risk control accounts. We will not substitute an index until approved by the insurance department in your state. We reserve the right to add or substitute a risk control account. We will notify you of any change in a risk control account or index in advance. Notification will be in your annual report unless timing of any such change would cause us to send notification prior to your contract anniversary.

Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC ("SPDJI") and has been licensed for use by CMFG Life Insurance Company (CMFG Life), the parent company of MEMBERS Life. Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"), and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies.

All rights in the Russell 2000 Index (the "Index") vest in the relevant LSE Group company which owns the Index. "Russell®", "FTSE Russell®", and "Russell 2000® Index" are trademark(s) of the relevant LSE Group company and are used by any other LSE Group company under license.

This product is not sponsored, endorsed, issued, sold or promoted by MSCI, and MSCI bears no liability with respect to this product or any index on which it is based. The prospectus contains a more detailed description of the limited relationship MSCI has with CMFG Life and any related products.

CUNA Mutual Group is the marketing name for CUNA Mutual Holding Company, a mutual insurance holding company, its subsidiaries and affiliates. Annuities are issued by CMFG Life and MEMBERS Life and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer, 2000 Heritage Way, Waverly, IA 50677. MEMBERS Life is a stock insurance company. **Investment and insurance products are not federally insured, may involve investment risk, may lose value, and are not obligations of or guaranteed by any depository or lending institution.** All contracts and forms may vary by state and may not be available in all states or through all broker/dealers. Base policy forms 2018-RILA, 2018-RILA-GLWBRDR, 2018-RILA-DRAEND and 2018-RILA(ID).

CZIA-2478605.11-1122-1224

© CUNA Mutual Group